UNION PLANTERS CORPORATION

2002 Annual Shareholders Meeting

Memphis, Tennessee

April 18, 2002

Agenda

- Welcome
- Introductions
- Business Session
- Chairman’s Presentation
- Announcement of Results of Vote
- Questions

Business Session

- Presentation of Proposals
  - Election of Directors
  - Approval of Senior Management Performance Incentive Plan
  - Approval of Amendment to the 1992 Stock Incentive Plan
  - Ratification of Appointment of PWC as Outside Auditors
- Vote on Proposals

Chairman's Comments

- Safe Harbor Statement
- Earnings & Value
- Capital Strength
- Dividends
- Stock Split
- Auditing Function
- Rankings
- Focus – The Main Thing
- Questions

Forward-Looking Statement Disclosure

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995:

Statements in this presentation regarding Union Planters Corporation's business which are not historical facts are "forward-looking statements" that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's Annual Report on Form 10-K for the most recently ended fiscal year.

Impact of Consistent Earnings Growth on Share Price



$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
Current
Year 1
Year 2
Year 3
Value of Improved Earnings Growth
14
14
12
Value of Consistent Earnings --
P/E Moves to Peer Groups

Earnings per Share


$0.77
$0.79
$0.81
$0.83
$0.91
Q1'01
Q2'01
Q3'01
Q4'01
Q1'02

Quarter 1, 2002 Results

(Dollars in Thousands)	1st Qtr	--------B/(W)------ Last Yr	%
Net Interest Margin	$320,095	$ 9,069	2.9
Provision for Loss on Loans	44,991	(19,691)	(77.8)
Noninterest Income	175,373	10,459	6.3
Noninterest Expense	268,139	21,533	7.4
PreTax Income	182,338	21,370	13.3
Income Taxes	56,415	(1,814)	(3.3)
Net Income	$125,923	$ 19,556	18.4
EPS	$ 0.91	$ 0.14	18.2
(Quarterly Average and Dollars in Millions)			
Loans	$ 24,383	$ (812)	(3.2)
Core Deposits	21,982	1,131	5.4
Deposits	23,615	501	2.2
Capital	3,219	242	8.1

Stock Price Appreciation

UPC 2001	32%
S&P 500 Index	-13%
Bank Index	-2.45%


$38.49
$43.60
$42.90
$45.13
$47.39
$49.76
Q1'01
Q2'01
Q3'01
Q4'01
Q1'02
4/17/2002

Impact of Consistent Earnings Growth on Share Price



$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
Closing price 4/17/2002
$49.76
Value of Improved Earnings Growth
14
14
12
Value of Consistent Earnings -- P/E Moves to Peer Groups
Current
Year 1
Year 2
Year 3

Capital Ratio Growth



Leverage ratio % and Capital $ in billions
6.61%
6.87%
7.23%
7.56%
7.85%
$3.09
$3.13
$3.21
$3.22
$3.23
Q1'01
Q2'01
Q3'01
Q4'01
Q1'02

Dividends

Per share


Reported Earnings
Cash Earnings
Dividends
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
65%
63%
62%
60%
55%
Q1'01
Q2'01
Q3'01
Q4'01
Q1'02

Stock Split

- 3 for 2
- Effective Date
- New Per-share Dividend Comparable

Auditing Function

- External
- Internal
- Tax Services
- Consulting Services

Rankings

	Super Rank	Profits	Market Value	Total Return To Investors: 2001 Rank %	2001 Rank #	10 Year Annual %	10 Year Annual Rank
Forbes 500	227	180	318	-----	-----	-----	-----
Fortune 500	489	176	254	32.4	88	16.6	105

The Main Thing

- Internally focused – UPExcel
- Mergers & Acquisitions Activity

UNION
PLANTERS
CORPORATION